FORM 6 - K/A

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of 5/8/2019

Ternium S.A.
(Translation of Registrant's name into English)

Ternium S.A.
29 Avenue de la Porte-Neuve – 3rd floor
L-2227 Luxembourg
(352) 2668-3152
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ✓ Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes __ No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

EXPLANATORY NOTE

Ternium S.A. (the “Company”) is filing this Amendment on Form 6-K/A (this “Amendment”) to its Summary of the Resolutions on Form 6-K, dated May 6, 2019 (the “Original 6-K”), solely to furnish a corrected version of the Summary of the Resolutions furnished with the Original 6-K. The revised Summary of the Resolutions contains only the following modification to the resolution under point 6 of the Agenda: the first part of the sentence has been modified and restated to read as follows: “The Meeting resolved that each of the members of the Board of Directors receive an amount of USD 115,000.00 as compensation for his services during the fiscal year 2019 (…)”, (the fiscal year - which incorrectly stated “2018”- was amended). Except as specifically described in this explanatory note, this Amendment does not amend, modify or update any disclosures contained in the Original 6-K.

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The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains a summary of the resolutions adopted in the annual general meeting of shareholders of Ternium S.A., held on May 6, 2019.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Arturo Sporleder
Name: Arturo Sporleder
Title: Secretary to the Board of Directors

Dated: May 8, 2019

Summary of the resolutions adopted in the Annual General Meeting of Shareholders of TERNIUM S.A. (the “Company”) held on May 6, 2019, at 2:00 p.m. (Luxembourg time) (the “Annual Meeting”), at 29, avenue de la Porte-Neuve, L-2227 Luxembourg

Annual Meeting

1.
Consideration of the Board of Directors’ and independent auditor’s reports on the Company’s consolidated financial statements. Approval of the Company’s consolidated financial statements as of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016.

The Meeting resolved to approve the Company’s consolidated financial statements as of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016.

2.	Consideration of the independent auditor’s report on the Company’s annual accounts. Approval of the Company’s annual accounts as at December 31, 2018.
The Meeting resolved to approve the Company’s annual accounts as at December 31, 2018.

3.	Allocation of results and approval of dividend payment for the year ended December 31, 2018.
The Meeting resolved i) to approve a dividend, payable in U.S. dollars, on May 14, 2019, in the amount of USD 0.12 per share issued and outstanding (or USD 1.20 per ADR), (ii) to authorize the Board of Directors to determine or amend, in its discretion, any of the terms and conditions of such dividend payment, including the applicable record date, (iii) that the aggregate amount of USD 235,569,213 (which is net of the Company’s Treasury Shares) to be distributed as dividend on May 14, 2019, be paid from the Company’s retained earnings reserve, and (iv) that the loss of the year ended December 31, 2018, be absorbed by the Company’s retained earnings account.

4.	Discharge of the members of the Board of Directors for the exercise of their mandate during the year ended December 31, 2018.
The Meeting resolved to discharge all those who were members of the Board of Directors during the year ended December 31, 2018, from any liability in connection with the management of the Company’s affairs during such year.

5.	Election of the members of the Board of Directors.
The Meeting resolved to maintain the number of members of the Board of Directors at eight and to re-appoint Messrs. Ubaldo Aguirre, Roberto Bonatti, Carlos Alberto Condorelli, Vincent Robert Gilles Decalf, Adrian Lajous, Gianfelice Mario Rocca, Paolo Rocca, and Daniel Agustin Novegil to the Board of Directors, each to hold office until the next annual general meeting of shareholders that will be convened to decide on the 2019 accounts.

6.	Authorization of the compensation of members of the Board of Directors.
The Meeting resolved that each of the members of the Board of Directors receive an amount of USD 115,000.00 as compensation for his services during the fiscal year 2019, and that the Chairman of the Board of Directors receive, further, an additional fee of USD 295,000.00; and that each of the members of the Board of Directors who are members of the Audit Committee receive an additional fee of USD 55,000.00, and that the Chairman of such Audit Committee receive, further, an additional fee of USD 10,000.00. In all cases, the approved compensation for directors not residing in Luxembourg, will be net of any applicable Luxembourg social security charges.

7.	Appointment of the independent auditors for the fiscal year ending December 31, 2019, and approval of their fees.
The Meeting resolved to (i) appoint PricewaterhouseCoopers, Société coopérative, Cabinet de révision agréé, as the Company’s independent auditors for the fiscal year ending December 31, 2019, to be engaged until the next annual general meeting of shareholders that will be convened to decide on the 2019 accounts; and (ii) approve the independent auditors’ fees for audit, audit-related and other services to be rendered during the fiscal year ending December 31, 2019, broken-down into eleven currencies (Argentine Pesos, Brazilian Reais, Colombian Pesos, Costar Rican Colones, Euro, Guatemalan Quetzals, Mexican Pesos, Nicaraguan Cordobas, Swiss Francs, Uruguayan Pesos, and U.S. Dollars), up to a maximum amount for each currency equal to ARS 48,077,228.00; BRL 2,070,002.00; COP 277,813,046.00; CRC 1,422,950.00; EUR 712,759.00; GTQ 18,362.00; MXN 14,491,739.00; NIO 76,325.00; CHF 15,500.00; UYU 3,481,538.00 and USD 166,200.00, and to authorize the Audit Committee to approve any increase or reallocation of the independent auditors’ fees as may be necessary, appropriate or desirable under the circumstances.

8.	Authorization to the Board of Directors to appoint one or more of its members as the Company’s attorney-in-fact.
The Meeting resolved to authorize the Board of Directors to appoint any or all members of the Board of Directors from time to time as the Company’s attorney-in-fact, delegating to such directors any management powers (including, without limitation, any day-to-day management powers) to the extent the Board of Directors may deem appropriate in connection therewith, this authorization to be valid until expressly revoked by the Company’s General Shareholders Meeting; it being understood, for the avoidance of doubt, that this authorization does not impair nor limit in any way the powers of the Board of Directors to appoint any non-members of the Board of Directors as attorneys-in-fact of the Company pursuant to the provisions of article 10.1(iii) of the Articles.